Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 1 DATED JUNE 8, 2023

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 24, 2023, as filed by us with the Securities and Exchange Commission on May 25, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	36	Chief Executive Officer
Kevin Moclair	50	Chief Accounting Officer
Tara Horne	38	Chief Compliance Officer
Eric Levy	36	Vice President, Portfolio Manager

*As of June 7, 2023.

Effective as of June 1, 2023, Alfred Tierney resigned as the Interim Chief Compliance Officer and Secretary of our Manager, RM Adviser, LLC. Accordingly, all references to Mr. Tierney in the Offering Circular are hereby removed.

Effective as of June 1, 2023, Tara Horne will serve as the Chief Compliance Officer of our Manager, RM Adviser, LLC.

The following information supplements, and should be read in conjunction with the section of our Offering Circular captioned “Management – Executive Officers of Our Manager”:

Tara Horne has served as the Chief Compliance Officer of our Manager since June 2023. Ms. Horne is responsible for managing all compliance and regulatory matters for our Manager. Since May 2022, Ms. Horne also serves as a Director of Investment Adviser and Broker Dealer Compliance at DFP Partners where she provides comprehensive compliance-related services to support registered investment advisers and registered broker-dealers, including compliance program ownership and supervision and oversight of firm activities. DFP Partners is engaged with RM Advisers, LLC as a compliance partner. From December 2009 to May 2022, Ms. Horne served in various roles for National Regulatory Services, including senior compliance consultant, manager and compliance examiner of the audit solutions program in which roles she provided compliance support to various clients. During her career as a compliance professional in the financial services industry, Ms. Horne has completed thousands of mock regulatory exams and has extensive experience leading firms through the investment adviser and broker-dealer registration process as well as developing robust control and operational frameworks for a variety of financial institutions, including broker-dealers, clearing agencies, registered investment advisers, private funds and investment banking firms. Ms. Horne is a Certified Anti-Money Laundering Specialist and holds a designation as an Investment Adviser Certified Compliance Professional. Ms. Horne also holds Series 7 and Series 24 licenses. Ms. Horne has a Bachelor of Science in Business Marketing and Finance from California State University of Long Beach, California.